Exhibit 99.1 Gold Fields Limited Reg. No. 1968/004880/06) Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) CHANGES TO THE RESPONSIBILITIES OF GOLD FIELDS’ EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER Shareholders are advised that, in terms of 3.59(c)of the JSE Listings Requirements the board of directors (“Board”) has approved the appointment of Mr. Michael John Fraser, an executive director and Chief Executive Officer of the Company, to the Social, Ethics and Transformation Committee of the Board, with effect from 21 February 2024. 21 February 2024 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd